EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OPERATIONS UPDATE
CALGARY, ALBERTA – FEBRUARY 13, 2012 – FOR IMMEDIATE RELEASE

On February 5, 2012 Canadian Natural completed an orderly shut-down of its Horizon Oil Sands Plant (“Horizon”) to complete unplanned maintenance on the Fractionating Unit (“Fractionator”) in the Primary Upgrading Facility. Since that date Synthetic Crude Oil (“SCO”) production from Horizon has been fully suspended. The Fractionator separates the cracked hydrocarbons from the Coker into various components.  It was initially Canadian Natural’s view that this unplanned maintenance could be completed in a short time so as to return to full production levels by mid to late February, thereby not affecting the Company’s ability to meet its 2012 annual production guidance for Horizon.

On February 11, upon gaining full access to the Fractionator, Canadian Natural determined the damage to be somewhat more extensive than originally thought, with a current estimated time to return to full production levels now targeted for mid to late March.  As a result of this unscheduled downtime, Canadian Natural now targets 2012 annual production guidance for Horizon of 93,000 – 103,000 barrels per day of SCO down from its initial 2012 annual production guidance for Horizon at 105,000  – 115,000 barrels per day of SCO.

Fourth quarter 2011 Horizon production averaged approximately 103,000 barrels per day of SCO while January 2012 Horizon production averaged approximately 81,000 barrels per day of SCO.

No injuries or environmental concerns resulted from this disruption, and due to the orderly shut down process no ancillary winter damage has occurred. Costs estimates for the repair are not yet available but are not expected to be significant.   Any material revisions to the above information will be released as it becomes available.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777	JOHN G. LANGILLE
Facsimile: (403) 514-7888	Vice-Chairman
Email: ir@cnrl.com
Website: www.cnrl.com	STEVE W. LAUT
President

Trading Symbol - CNQ	COREY B. BIEBER
Toronto Stock Exchange	Vice-President,
New York Stock Exchange	Finance & Investor Relations

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Natural’s plans, strategies and prospects, estimates of repair work required, expected timing of resumption of production and anticipated production volumes. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.